[redacted]

13010401

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SEC Mail Processing Section
FEB 27 2013
Washington DC
402

OMB APPROVAL
OMB Number: 3235-0123 Expires: April 30, 2013 Estimated average burden Hours per response...12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68131

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 AND ENDING December 31, 2012
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Ursa Group, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 Montgomery St, Ste 852
(No. and Street)

San Francisco	**CA**	**94104**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew Hahn **(415) 529-6040**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

EisnerAmper, LLP
(Name – *if individual, state, last, first, middle name*)

One Market, Landmark, Suite 620	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2). SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

19
3/4

Ch
3/5/13

OATH OR AFFIRMATION

I, **Andrew Hahn**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Ursa Group, LLC** as of **December 31, 2012**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

Signature

Co-Manager/Co-Owner

Title

Subscribed and sworn to before me
this 26 day of Feb. 2013

Notary Public

LEAH M. RESCATE
Commission # 1872002
Notary Public - California
San Francisco County
My Comm. Expires Dec 20, 2013

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' Equity or Members' Equity or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital for Broker and Dealers pursuant to Rule 15c3 -1.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3 -3.
- ☒ (i) Information Relating to the Possession or control Requirements for Brokers and Dealers Under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the Securities Investor Protection Corporation Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of Segregation Requirements and Funds in Segregation - Customer Regulated Commodity Futures account pursuant to Rule 171-5.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488

www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Members of
URSA Group, LLC

Report on the Financial Statements

We have audited the accompanying statement of financial condition of URSA Group, LLC as of December 31, 2012, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

EISNERAMPER
ACCOUNTANTS & ADVISORS

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of URSA Group, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III, and IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III, and IV is fairly stated in all material respects in relation to the financial statements as a whole.

EisnerAmper LLP

San Francisco, CA
February 26, 2013

URSA GROUP, LLC
Statement of Financial Condition
December 31, 2012

Assets		
Cash	$	17,815
Securities owned, pledged, at fair value (see note 2)		53,171,641
Security deposit		2,800
Fixed assets, net		26,196
Total assets	$	53,218,452
Liabilities and Members' Equity		
Securities sold short, at fair value (see note 2)	$	10,269,822
Payable to clearing broker		41,160,110
Accounts payable and accrued liabilities		25,000
Total liabilities		51,454,932
Members' equity		1,763,520
Total liabilities and members' equity	$	53,218,452

See Accompanying Notes to Financial Statements

URSA GROUP, LLC
Statement of Operations
Year Ended December 31, 2012

Revenues	
Trading income	$ 2,582,955
Expenses	
Short stock expense	3,536,771
Clearing, execution and exchange fees	457,609
Technology and market data expenses	135,006
Interest expense	124,046
Professional fees	93,814
Office expense	28,903
Regulatory expense	19,242
Insurance expense	13,437
Business taxes	12,866
Total expenses	4,421,694
Net loss	$ (1,838,739)

See Accompanying Notes to Financial Statements

URSA GROUP, LLC
Statement of Changes in Members' Equity
Year Ended December 31, 2012

Balance, beginning of year	$	4,734,965
Members' contributions		750,977
Members' withdrawals		(1,883,683)
Net loss		(1,838,739)
Balance, end of year	$	1,763,520

See Accompanying Notes to Financial Statements

URSA GROUP, LLC
Statement of Cash Flows
Year Ended December 31, 2012

Cash flows from operating activities:	
Net loss	$ (1,838,739)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	5,184
Increase in securities owned, pledged	(28,895,292)
Decrease in receivable from clearing broker	39,174,364
Increase in security deposit	(2,800)
Decrease in securities sold short	(48,604,704)
Increase in payable to clearing broker	41,160,110
Increase in accounts payable and accrued liabilities	15,000
Total adjustments	2,851,862
Net cash provided by operating activities	1,013,123
Cash flows from investing activities:	
Purchase of fixed assets	(17,442)
Cash flows from financing activities:	
Member contributions received	750,977
Member withdrawals paid	(1,883,683)
Net cash used in financing activities	(1,132,706)
Net decrease in cash	(137,025)
Cash, beginning of year	154,840
Cash, end of year	$ 17,815

See Accompanying Notes to Financial Statements

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations: Ursa Group, LLC (the "Company") is a proprietary trading firm and a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company is a California limited liability company formed in 2008, and is a member of the Chicago Board Options Exchange, Inc. ("CBOE") and the Chicago Board Stock Exchange.

Cash: Cash consists of bank deposit accounts with a commercial bank, which at times may exceed federally insured limits. The Company has not experienced any losses on such accounts, and believes it is not exposed to any significant degree of credit risk.

Fixed assets, net: Fixed assets are recorded at cost, net of accumulated depreciation of $5,491. Depreciation is computed under the straight line method using estimated useful lives of 5 years.

Securities and derivative financial instruments: Securities and derivative financial instrument transactions are recorded on a trade-date basis and are valued at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures.* Profits and losses from trading securities are reflected in trading income.

Interest expense is recorded on an accrual basis.

Fair value of financial instruments: Substantially all of the Company's assets and liabilities are considered financial instruments and are reported in the statement of financial condition at fair value, or at carrying amounts that approximate fair value because of the short maturity of the instruments.

Income taxes: The Company elects to be treated as a pass-through entity for all relevant jurisdictions and therefore files informational income tax returns which attribute taxable income and taxes paid, if any, to the members. Management has concluded that the Company is not subject to income taxes in any jurisdiction and that there are no uncertain tax positions that would require recognition in the financial statements. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. The Company's tax returns for years 2008 through 2012 are open to examination by tax authorities.

Use of estimates: Financial statements prepared in conformity with accounting principles generally accepted in the United States of America require use of estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the futures as more information becomes known, which could impact the amounts reported and disclosed herein.

2. *Securities Owned and Sold Short*

FASB ASC 820, *Fair Value Measurements and Disclosures,* establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) for identical assets or liabilities in active markets the Company has the ability to access.
>
> Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
>
> Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Securities owned and securities sold short (common stock and options): At December 31, 2012, all securities owned and sold short by the Company are considered to be valued using Level 1 inputs since they are actively traded on a national securities exchange (or reported on the NASDAQ national market) and are valued at the last reported sales price or average of the bid or ask price on the day of valuation.

Securities owned and sold short consist of trading securities reported at fair values, as follows:

	Level 1	
	Securities Owned	Securities Sold Short
Equities	$ 42,553,104	$ 2,097,251
Equity options	10,618,537	8,172,571
Total	$ 53,171,641	$ 10,269,822

The Company has an agreement with its clearing broker, Merrill Lynch ("Merrill") under which the Company pledges securities owned and receivables from clearing broker as collateral for securities sold short and margin borrowings.

2. *Securities Owned and Sold Short (continued)*

The following summarizes the change in fair value associated with level 3 securities for the year ended December 31, 2012:

	Common Stock Options - Short
Total of level 3 securities at beginning of year, at fair value	$ 984,322
Transfer out to level 1	(984,322)
Total of level 3 securities at end of year, at fair value	$ -

Transfers from level 3 to level 1 for 2012 relate to a trading security that was held by the Company at December 31, 2011 whose trading was halted due to a corporate action. In 2012 trading in the security was resumed, hence the security was moved from level 3 to level 1.

3. *Members' Equity*

Effective January 1, 2011, the Company's operating agreement was amended to provide for two managing members. Profits and losses are allocated to members according to the terms of the operating agreement. At the end of each year or for certain specific periods, 50% of the profits allocated to non-managing members are re-allocated to the managing members. Such profits totaled $24,436 for 2012. At December 31, 2012 managing member capital balances totaled $882,857and non-managing member capital balances totaled $880,663. For the year ended December 31, 2012 loss allocated to managing member capital accounts and non-managing member capital accounts totaled $1,356,470 (inclusive of profit re-allocation) and $482,269, respectively.

As a limited liability company, each member's liability is limited to the amount reflected in their respective capital accounts.

4. *Payable to Clearing Broker*

The payable to the clearing broker represents cash borrowed from the clearing broker on margin for trading activities. Payable to the clearing broker also includes the net balances due to the clearing broker for unsettled trades.

Margin debt payable	$ 26,565,431
Unsettled trades	14,594,679
Payable to clearing broker	$ 41,160,110

5. *Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk*

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2012, at fair value. A realized gain, limited to the price at which the Company sold the security short, or a loss, potentially unlimited in size, will be recognized upon termination of a short sale.

In connection with its proprietary market making and trading activities, the Company enters into high volume, exchange-traded and equity option transactions. An option gives the owner the right, but not the obligation, to buy (call option) or sell (put option) a specified item at a fixed price during a specified period for a nonrefundable fee (the premium). The maximum loss to the buyer of an option is the premium. The writer of a call option bears the risk of an unfavorable change in the value of the item underlying the option and, unless it also holds an offsetting long position, the loss is potentially unlimited. The loss to the writer of a put option is limited to the exercise price of the option, less the premium collected.

As of December 31, 2012, the notional amounts of derivative instruments are as follows:

	Long Exposure	Short Exposure
	Notional Amount (000's)	
Equity options held	$ 96,206	$ -
Equity options written	-	95,642
Total	$ 96,206	$ 95,642

The majority of the Company's transactions with off-balance sheet risk are short-term in duration with a weighted average maturity of six months or less at December 31, 2012. Notional amounts presented are based on the fair market value of the underlying shares at December 31, 2012. The Company's trading income at December 31, 2012, as shown on the statement of operations, includes gains and losses on common stock and the underlying options. The notional amounts reported above are reflective of the derivate activity for the Company during the year.

Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange-traded derivative financial instruments, such as options, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements and the margin requirements of the individual exchanges and clearing brokers.

5. *Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk (continued)*

The Company clears all of its trades through one clearing broker. In the event this entity does not fulfill its obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of this entity. The Company attempts to minimize this credit risk by monitoring the creditworthiness of this entity.

6. *Net Capital Requirements*

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $1,734,524, which was $1,634,524 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 0.014 to 1.

7. *Office premises*

The Company shared office space with one of the members from January 1, 2012 to May 15, 2012, for which the Company did not pay rent. Effective March 1, 2012, the Company entered into a new office lease space that expires on February 28, 2013. The lease provides for a fixed rent of $1,407 per month.

8. *Indemnification*

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown but for which management expects the risk of loss, if any, to be remote. The Company has no current claims or losses pursuant such contracts.

9. *Subsequent Events*

Management evaluated subsequent events through February 26, 2013, the date these financial statements were available to be issued. With the exception of the matters described below, there were no material subsequent events that required disclosure in these financial statements.

During the period January 1, 2013 to February 26, 2013, members made capital contributions of approximately $1,400,000 and capital withdrawals of approximately $1,010,000. Effective January 15, 2013, the Company terminated its activities in the non-market maker account and notified CBOE about the same. The Company does not expect to have any material adverse effect to its operations as a result of termination of this activity.

SUPPLEMENTARY INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: URSA GROUP, LLC as of December 31, 2012

1. Total ownership equity from Statement of Financial Condition			$ 1,763,520	3480
2. Deduct ownership equity not allowable for Net Capital				3490
3. Total ownership equity qualified for Net capital			1,763,520	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 1,763,520	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 28,996	3540		
B. Secured demand note delinquency		3590		
C. Commodity futures contracts and spot commodities – proprietary capital charges		3600		
D. Other deductions and/or charges - Blockage Deduction		3610	(28,996)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			$ 1,734,524	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments		3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted Securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities		3734		
D. Undue Concentration		3650		
E. Other (List)		3736	0	3740
10. Net Capital			$ 1,734,524	3750

OMIT PENNIES

6a: Non-allowable assets for URSA GROUP, LLC:

Fixed assets, net	$ 26,196
Prepaid expenses	2,800
Total	$ 28,996

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT PART IIA

BROKER OR DEALER: URSA GROUP, LLC as of December 31, 2012

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6 2/3% of line 19)			$ 1,667	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$ 100,000	3758
13. Net capital requirement (greater of line 11 or 12)			$ 100,000	3760
14. Excess net capital (line 10 less 13)			$ 1,634,524	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)			$ 1,732,024	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$ 25,000	3790
17. Add:				
A. Drafts for immediate credit	$	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
C. Other unrecorded amounts (List)	$	3820	$	3830
19. Total Aggregate indebtedness			$ 25,000	3840
20. Percentage of aggregate indebtedness to net capital (line 19/line 10)			1.44%	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			0%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirement pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers of dealers and consolidated subsidiaries debits	$	3970
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement or subsidiaries computed in accordance with Note (A)	$	3880
24. Net capital requirement (greater of line 22 or 23)	$	3760
25. Excess capital (line 10 or 24)	$	3910
26. Net capital excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6 2/3% of aggregated indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

SCHEDULE II

The Company claims an exemption under Rule 15c3-3 and therefore is not subject to the reserve requirements of Rule 15c3-3.

SCHEDULE III

The Company claims an exemption under Rule 15c3-3 and therefore is not subject to the possession or control provision of Rule 15c3-3.

SCHEDULE IV

1. Reconciliation of Computation of Net Capital to Respondent's Computation

The reconciliation between the computation per Schedule I and the respondent's computation is as follows:

	Net Capital	Aggregate Indebtedness	Percentage
Computation per respondent	$ 1,734,524	$ 25,000	1.44%
Computation per Schedule I	1,734,524	25,000	1.44%
Difference	$ -	$ -	

2. Reconciliation of Computation of Reserve Requirements to Respondent's Computation

The Company claims an exemption under Rule 15c3-3 and therefore is not subject to the reserve requirements of Rule 15c3-3.

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488

www.eisneramper.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Members of
URSA Group, LLC

In planning and performing our audit of the financial statements of URSA Group, LLC (the "Company"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

EISNERAMPER
ACCOUNTANTS & ADVISORS

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, the Chicago Board Options Exchange, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

EisnerAmper LLP

San Francisco, CA
February 26, 2013

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488

www.eisneramper.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED UPON PROCEDURES

To the Members of
URSA Group, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation ("Form SIPC-7")] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by URSA Group, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7"). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger and cash register, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers for commissions, floor brokerage, and clearance paid to other SIPC members in connection with securities transactions and total interest and dividend expense but not in excess of total interest and dividend income.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

EisnerAmper LLP

San Francisco, California
February 26, 2013

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068131 CBOE DEC
URSA GROUP LLC 10*10
220 MONTGOMERY ST STE 852
SAN FRANCISCO CA 94104-3466

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 5,313

B. Less payment made with SIPC-6 filed (exclude interest) (1,262.66)

8/20/12
Date Paid

C. Less prior overpayment applied (____________)

D. Assessment balance due or (overpayment) 4,050.34

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ____________

F. Total assessment balance and interest due (or overpayment carried forward) $ 4,050.34

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 4,050.34

H. Overpayment carried forward $(____________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Ursa Group, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 24 day of January, 2013. Co-owner/Co-Manager

This form and the assessment pa[...] for a period of not less than 6 yea[...]

SIPC REVIEWER

Dates: ________ Postmarked R[...]

Calculations ________

Exceptions:

Disposition of exceptions:

URSA GROUP LLC
220 MONTGOMERY ST STE 852
SAN FRANCISCO, CA 94104-3402

1127

16-24/1220 4197
7555344436

1/24/13
Date

Pay to the Order of SIPC $ 4050.34

Four thousand fifty & 34/100 Dollars

Wells Fargo Bank, N.A.
California
wellsfargo.com

For SIPC-7 Dec 2012 [signature]

⑆122000247⑆ 7555344436⑈ 01127

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2012 and ending 12/31/2012

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $2,582,953

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 457,609

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 457,609

2d. SIPC Net Operating Revenues $2,125,344

2e. General Assessment @ .0025 $5,313

(to page 1, line 2.A.)

URSA GROUP, LLC

FINANCIAL STATEMENTS
TOGETHER WITH SUPPORTING
SCHEDULES AND AUDITORS' REPORT

DECEMBER 31, 2012